UNIVERSE PHARMACEUTICALS INC

August 17, 2020

Via Edgar

Mr. Paul Fischer

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Universe Pharmaceuticals INC
Amendment No.1 to the Draft Registration Statement on Form F-1
Submitted on June 12, 2020
CIK No. 0001809616

Dear Mr. Fischer:

This letter is in response to the letter dated June 24, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Universe Pharmaceuticals INC (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form F-1 (the “Registration Statement”) is being submitted publicly to accompany this letter.

Internal Controls, page 25

1. Please expand your risk factor disclosure to describe the remedial measures you have already implemented and to state the time period during which you expect to hire accounting staff needed to remedy the material weakness.

In response to the Staff’s comment, we revised our disclosure on page 27 of the Registration Statement.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Gang Lai
Name: Gang Lai
Title: Chief Executive Officer, Chairman, and Director

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC